UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________ FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the Fiscal Year ended December 31, 2008 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 For the transition period from ______________ to ______________
Commission file number 1-14642

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

ING AMERICAS SAVINGS PLAN AND ESOP

B.       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ING Groep N.V. Amstelveenseweg 500 1081 KL Amsterdam The Netherlands
or
P.O. Box 810 1000 AV Amsterdam The Netherlands

ING AMERICAS SAVINGS PLAN AND ESOP

Consents of Audited Financial Statements and Supplemental Schedule

Contents

			Page
I.	The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

	Audited Financial Statements and Supplemental Schedule
	December 31, 2008 and 2007, and the years then ended:

	Report of Independent Registered Public Accounting Firm		1

	Audited Financial Statements:

	Statements of Net Assets Available for Benefits as of:
	December 31, 2008 and 2007		2

	Statements of Changes in Net Assets Available for Benefits for the years ended:
	December 31, 2008 and 2007		3

	Notes to Financial Statements		4

	Supplemental Schedule:
	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)		15

	Signature Page		16

II.	The following exhibits are being filed herewith:

	Exhibit No.	Description
	1	Consent of Independent Registered Public
		Accounting Firm - Ernst & Young LLP

	99.1	Certification Pursuant to 18 U.S.C. Section 1350
		(Section 906 of the Sarbanes-Oxley Act of 2002)

Report of Independent Registered Public Accounting Firm

ING U.S. Pension Committee

ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of the ING Americas Savings Plan and ESOP as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Atlanta, Georgia

June 18, 2009

ING Americas Savings Plan and ESOP Statements of Net Assets Available for Benefits As of December 31, 2008 and 2007

	2008	2007
Assets
Contributions receivable - employer	$1,931,897	$-
Total receivable	1,931,897	-
Investments at fair value:
Mutual funds	381,969,262	573,936,333
ING Groep shares	68,657,803	178,826,824
Participant loans	15,906,425	15,183,267
Guaranteed investment contracts	347,326,364	322,034,200
Net assets available for benefits at fair value	813,859,854	1,089,980,624
Adjustment from fair value to contract value
for fully-benefit responsive investment contracts	5,118,695	(109,265)
Net assets available for benefits	$820,910,446	$1,089,871,359

The accompanying notes are an integral part of these financial statements.

ING Americas Savings Plan and ESOP Statements of Changes in Net Assets Available for Benefits For the years ended December 31, 2008 and 2007

	2008	2007
Additions:
Interest and dividends	$51,576,694	$52,273,518
Contributions - participants	59,006,815	51,758,921
Contributions - employer	38,390,211	34,503,137
Contributions receivable - employer	1,931,897	-
Rollover contributions	14,934,082	3,853,777
Other	-	592,074
Total additions	165,839,699	142,981,427
Change in fair value of investments	(365,120,339)	(19,977,704)
Additions, net of change in fair value of investments	(199,280,640)	123,003,723

Deductions:
Benefits paid directly to participants	68,479,196	102,504,499
Administrative expenses, net of forfeitures	-	837,104
Deemed distributions	1,191,950	1,173,120
Other	9,127	-
Total deductions	69,680,273	104,514,723
Net (decrease) increase	(268,960,913)	18,489,000

Net assets available for benefits:
Beginning of year	1,089,871,359	1,071,382,359
End of year	$820,910,446	$1,089,871,359

The accompanying notes are an integral part of these financial statements.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the “Plan.” Participants should refer to the Plan documents, including the summary plan description, for a more complete description of the Plan’s provisions, including those described herein.

The Plan is a voluntary defined contribution plan available to all full-time employees, as defined in the Plan document. The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the “IRC”) Section 401(a) with an employee stock ownership feature under Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

ING North America Insurance Corporation is the Plan sponsor (“Plan Sponsor”, “ING” or the “Company”) and the ING U.S. Pension Committee is the Plan administrator (“Plan Administrator”). ING National Trust is the trustee of the Plan.

The Plan covers all eligible employees of ING as well as various other related ING participating employers.

Investment Options

At December 31, 2008, the Plan’s assets were invested in the following investment vehicles:

Equity Index Trust

Goldman Sachs Collective Trust Strategic Value Fund

ING Intermediate Bond Fund - Class I

ING International Value Fund - Class I

ING Leveraged Stock Fund - Class I

ING Market Stock Fund

ING Real Estate Fund - Class I

ING Solution 2015 Portfolio - Initial Class

ING Solution 2025 Portfolio - Initial Class

ING Solution 2035 Portfolio - Initial Class

ING Solution 2045 Portfolio - Initial Class

ING Solution Income Portfolio - Initial Class

ING VP Small Cap Opportunities Portfolio - Initial Class

Mainstay Large Cap Growth Fund

Nuveen NWQ Small/Mid-Cap Value Fund - Class R

Russell Small Cap Completeness Index SL Series Fund

Stable Value Option

Vanguard International Growth Fund

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Concentrations of Risk

At December 31, 2008 and 2007, the Plan’s assets were significantly concentrated in ING mutual funds and shares of ING Groep N.V. (“Groep,” a Netherlands corporation which is the parent of the Plan Sponsor) stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

Eligibility

All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the Company’s contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant’s account is also credited with allocations of Plan investment results; all earnings or losses are allocated to each participant’s account as soon as practicable. Participant accounts are reduced by any administrative fee or expenses charged against the account and are allocated in proportion to the participant's account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions, restore accounts previously forfeited, or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account at the time benefit payments are made.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.

Most participants will vest in the Company’s matching contributions plus actual earnings thereon over four years of service at the rate of 25% after the first year, 50% after the second year, 75% after the third year, and 100% after the fourth year. Certain specified participants are subject to a five year vesting schedule. Participants are immediately fully vested when any of the following occur: (1) obtaining age 65 while actively employed, (2) dying while actively employed, (3) obtaining eligibility for benefits under ING’s managed long term disability plan, or (4) termination or partial termination of the Plan.

The amount of forfeited nonvested participant accounts as of December 31, 2008 and 2007, respectively, was $871,051 and $2,578,974. Forfeitures are allocated in lieu of employer contributions as permitted by the Plan documents.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Participant Contributions

All participants in the Plan may contribute up to 50% of their pretax annual compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans (“rollovers”). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

Employer Contributions

The Company matches participant pre-tax contributions at 100% of each participant’s contributions up to the first 6% of eligible compensation. The Company matching contributions are made in cash and allocated in accordance with each participant’s investment elections.

Dividends

Dividends paid on Groep shares are distributed to participants. Vested participants (except those who are suspended from making contributions to the Plan due to a hardship distribution) could elect to have the dividends remain in the Plan or to receive the dividends in cash. Those participants electing a cash payment are subject to current taxation on the amount received, but are not subject to the 10% penalty tax on early Plan distributions. Participants who were not vested or who were suspended from the Plan due to a hardship distribution were required under the terms of the Plan to receive their Groep shares dividends in cash. Dividends distributed as cash were $891,220 and $759,271 for the years ended December 31, 2008 and 2007, respectively.

Participant Loans

Subject to the provisions of the Plan and applicable law, a participant may borrow against his/her account balance provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant’s vested balance or $50,000 (taking into account the outstanding balance of all Plan loans made within the prior twelve months).

Each loan will bear an interest rate as prescribed by the Plan’s applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

Deemed Distribution

The Plan treats participant loans that are in default due to a missed payment, and outstanding loan balances when a terminated participant takes a distribution, as deemed distributions. In accordance with Internal Revenue Service ("IRS") regulations, a participant who repays a loan after a deemed distribution will receive credits pursuant to IRS requirements.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Benefits

Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the participant’s vested account balance; for any participant balances invested in Groep shares, election may be made to receive that portion of benefits in Groep shares. Additionally, upon resignation or termination, a participant may elect to receive a lump sum distribution of his/her vested account balance. As defined in the Plan documents, certain participants are also eligible for hardship withdrawals, consistent with the provisions of the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

Administrative Expenses

The Plan Sponsor is responsible for paying all Plan expenses in 2008. Forfeitures were used to pay Plan expenses as permitted by the Plan documents in 2007. Administrative expenses, net of forfeitures, were $0 and $837,104 for the years ended December 31, 2008 and 2007, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

As required by FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“FAS”) No. 157, Fair Value Measurements (“FAS 157”). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. Adopting FAS 157 had no effect on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan provides for investments in Groep shares, guaranteed investment contracts (“GICs”), participant loans, and mutual funds. Mutual funds are stated at fair value, which is the quoted market price in an active market of the shares owned on the last day of the Plan year. Investments in Groep shares are based on the quoted market price in an active market of the common shares of the Company on the last day of the Plan year.

As discussed above, the Plan accounts for fully responsive invested contracts in accordance with the FSP. Generally, contract value is equal to participant deposits minus participant withdrawals plus credited interest. Interest credited is net of expenses. Contract value may be subject to adjustments in connection with contractholder directed withdrawals that are subject to a market value adjustment. Under limited circumstances (imposition of an equity wash provision) contract value may be adjusted as a result of a market value adjustment or, in the case of the Stable Value Option, to reflect the current ratio of market value to contract value. The fair value of the Stable Value Option which consists of an underlying GIC is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Loans to participants are valued at fair value, which approximates their outstanding balances.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	Income Tax Status

The Plan received a determination letter from the IRS dated May 19, 2009, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

4.	Investments

The value of individual investments that represent 5% or more of the Plan’s total net assets is as follows as of December 31:

	2008	2007
Equity Index Trust	$82,816,796	$62,065,945
ING International Value Fund - Class I	41,185,477	72,071,745
ING Leveraged Stock Fund - Class I	*	122,425,723
ING Market Stock Fund	*	56,401,101
ING VP Index Plus LargeCap Portfolio - Class I	*	71,387,427
Mainstay Large Cap Growth Fund	70,482,657	115,302,414
Russell Small Cap Completeness Index SL Series Fund	48,204,536	*
Stable Value Option	352,445,059	321,924,935
* Investments not greater than 5%

The net depreciation in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments, is as follows for the years ended December 31:

	2008	2007
Mutual funds	$(238,897,039)	$426,779
ING Groep shares	(126,223,300)	(20,404,483)
Net depreciation in fair value	$(365,120,339)	$(19,977,704)

5.	Investments in Insurance Contracts

As of December 31, 2008, the Plan maintained one GIC related investment option, the Stable Value Option. The underlying investment of the Stable Value Option consists of the Separate Account GIC contract ST-14698 (the “Contract”) issued by ING Life Insurance and Annuity Company (a party-in-interest). The contract owned by the Plan is considered fully benefit-responsive in accordance with FSP. As of December 31, 2008 and 2007, the contract value of the investments in insurance contracts is $352,445,059 and $321,924,935, respectively.

The earnings of the GIC investment are based on an interest rate applied to each participant’s outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer semi-annually for the Contract.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Premature termination in whole or in part of the Contract is at the discretion of the Plan Sponsor and generally involves a payment adjusted to its fair value. The Contract permits a book value corridor through which a threshold percentage of the contract balance is available at book value in the event of certain employer actions such as spinoffs, divestitures, corporate relocations, layoffs, retirement incentive programs, the creation of a competing investment option, or partial or total plan terminations. Clone contracts are generally available subject to underwriting considerations to be issued to a takeover entity. In addition, the contracts generally provide for book value to be preserved if the withdrawal of funds from the contract is made over a protracted period described in the contract (“book value settlement”).

The average yields based on actual earnings for the Contract for the years ended December 31, 2008 and 2007, were 4.10% and 4.63%, respectively. The crediting interest rates to participants for the Contract as of December 31, 2008 and 2007 were 4.10% and 4.93%, respectively. The Contract has no minimum crediting interest rate, no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The GIC issuer may discontinue the contract with the Plan under the following circumstances:

▪	The Plan fails to meet any of its obligations under this contract or under any related agreement;
▪	All amounts under this contract are withdrawn;
▪	The Plan is no longer a qualified plan under the Code;
▪	The Plan is terminated;
▪	The Plan no longer has any obligations under the Plan;
▪	Any action is taken by the Plan Sponsor, or any other official, which:
a)	Creates a Competing Investment Option;
b)	Significantly liberalizes, as determined by the issuer, the Plan withdrawal or transfer rights of Members;
c)	Materially affects the issuers’ rights and obligations under this contract;
▪	The Plan, without the issuers’ written agreement, attempts to assign the Plan’s interest in this contract;

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

▪	The Plan rejects an amendment to this contract proposed by the issuer under the Amendments section;
▪	The issuer elects to discontinue accepting deposits for all contracts of this class;
▪	Employees of an Employer are no longer eligible to participate in the Plan (any such discontinuance affects only those ineligible employees);
▪

A change in applicable laws and regulations (including tax laws and regulations) which materially affects the taxation of this contract or Separate Account, or otherwise materially affects the issuer’s obligations hereunder.

In addition, the contract automatically discontinues if, at any time, the issuer calculates the Immediate Credited Rate to be 3% or less. The issuer gives the Plan at least 30 days notice of such a discontinuance.

6.	Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Plan has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets recorded at fair value on the Statement of Net Assets Available for Benefits are categorized as follows:

▪	Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪

Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a)	Quoted prices for similar assets or liabilities in active markets;
b)	Quoted prices for identical or similar assets or liabilities in non-active markets;
c)	Inputs other than quoted market prices that are observable; and
d)	Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

▪

Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Plan’s hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2008.

		Level 1	Level 2	Level 3(1)	Total
Assets:
	Mutual funds	$232,711,721	$149,257,541	$-	$381,969,262
	ING Groep shares	-	68,657,803	-	68,657,803
	Participant loans	-	-	15,906,425	15,906,425
	Guaranteed investment
	contracts	-	347,326,364	-	347,326,364
Total		$232,711,721	$565,241,708	$15,906,425	$813,859,854
(1)	Level 3 net assets accounted for 1.9% of total net assets measured at fair value on a recurring basis.

Valuation of Financial Assets and Liabilities

The Plan utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of “exit price” and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs.

The following valuation methods and assumptions were used by the Plan in estimating the fair value of the following financial instruments:

Mutual funds: Mutual funds are reported at net asset value as calculated by the mutual fund based upon the value of the securities held by the mutual funds and are included in both Level 1 and Level 2. There are Level 2 inputs other than quoted market prices that are observable.

ING Groep shares: ING Groep shares are reported based upon a quoted market price and observable inputs. These shares are included in Level 2. There are Level 2 inputs other than quoted market prices that are observable.

Guaranteed investment contracts: The GIC is reported based upon observable inputs, including the Plan's assumptions as to what market participants would use in pricing such instruments. The GIC is included in Level 2.

Participant Loans: Participant Loans are reported based upon observable and unobservable inputs, including the Plan’s assumptions as to what market participants would use in pricing such instruments.

ING AMERICAS SAVINGS PLAN AND ESOP

Notes to Financial Statements

Level 3 Financial Instruments

In light of the methodologies employed to obtain the fair value of financial assets classified as Level 3, additional information is presented below.

The following table summarizes the change in fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant
Loans
Balance at January 1, 2008	$15,183,267
Capital gains (losses):
Net realized capital gains (losses)	-
Net unrealized capital (losses) gains	-
Total net realized and unrealized capital losses	-

Purchases, sales, issuances and settlements, net	723,158
Transfer in (out) of Level 3	-
Balance at December 31, 2008	$15,906,425

7.	Parties-in-Interest to the Plan

The Plan holds investments in several mutual funds, Groep shares and GICs that are managed by affiliated companies of the Plan Sponsor. These affiliated companies are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2008 and 2007, respectively, funds of $557,607,311 and $827,755,171 were held in such investments and are considered party-in-interest transactions.

Supplemental Schedule

ING AMERICAS SAVINGS PLAN AND ESOP

EIN: 52-1317217 Plan No.: 001

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)

At December 31, 2008

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor, or	Description of	Current
	Similar Party	Investment	Value
	Equity Index Trust	Mutual Fund Shares	$82,816,796
	Goldman Sachs Collective Trust Strategic Value Fund	Mutual Fund Shares	18,236,210
*	ING Intermediate Bond Fund - Class I	Mutual Fund Shares	41,009,414
*	ING International Value Fund - Class I	Mutual Fund Shares	41,185,477
*	ING Leveraged Stock Fund	Shares of Company Stock	35,751,687
*	ING Market Stock Fund	Shares of Company Stock	32,906,116
*	ING Real Estate Fund - Class I	Mutual Fund Shares	13,865,879
*	ING Solution 2015 Portfolio - Initial Class	Mutual Fund Shares	6,892,340
*	ING Solution 2025 Portfolio - Initial Class	Mutual Fund Shares	8,462,788
*	ING Solution 2035 Portfolio - Initial Class	Mutual Fund Shares	9,519,361
*	ING Solution 2045 Portfolio - Initial Class	Mutual Fund Shares	10,405,997
*	ING Solution Income Portfolio - Initial Class	Mutual Fund Shares	1,083,665
*	ING VP Small Cap Opportunities Portfolio - Initial Class	Mutual Fund Shares	4,079,527
	Mainstay Large Cap Growth Fund	Mutual Fund Shares	70,482,657
	Nuveen NWQ Small/Mid-Cap Value Fund - Class R	Mutual Fund Shares	1,603,815
	Participant Loans	**	15,906,425
*	Russell Small Cap Completeness Index SL Series Fund	Mutual Fund Shares	48,204,536
	Stable Value Option Fund	Guaranteed Investment Contract	352,445,059	***
*	Vanguard International Growth Fund	Mutual Fund Shares	24,120,800
			$818,978,549
Note:	Column (d) cost information is omitted for all participant directed investments.
*	Indicates a party-in-interest to the Plan.
**	Each loan will bear an interest rate as prescribed by the Plan's applicable provisions when the loan is issued, currently
	the prime interest rate plus 1%. Current interest rates on Participant Loans range from 5% to 10.50% as of
	December 31, 2008. Loan repayment periods are for a maximum of five years. Current maturity dates on Participant
	Loans range from January 2009 to December 2014 as of December 31, 2008. The repayment periods above the maximum
	of five years are due to grandfathered plans acquired during company acquisitions.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ING Americas Savings Plan and ESOP
	By:	ING US PENSION COMMITTEE
June 22, 2009		By: /s/	David A. Wheat
Dated		Name:	David A. Wheat
		Title:	Chairman, ING U.S. Pension Committee